                            COMDISCO RETIREMENT PLAN
                              FINANCIAL STATEMENTS

                     Years Ended September 30, 1999 and 1998

                                TABLE OF CONTENTS

                                                                            Page
                                                                          Number
                                                                          ------
INDEPENDENT AUDITOR'S REPORT                                                  1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for
          Benefits - September 30, 1999 and 1998                              2

         Statement of Changes in Net Assets
          Available for Benefits, with Fund
          Information - Year Ended September 30, 1999                       3-4

         Statement of Changes in Net Assets
          Available for Benefits, with Fund
          Information - Year Ended September 30, 1998                       5-8

         Notes to Financial Statements                                     9-16

INDEPENDENT AUDITOR'S REPORT ON
   SUPPLEMENTARY INFORMATION                                                 17

SUPPLEMENTARY INFORMATION

         Schedule of Assets Held for Investment
          Purposes - September 30, 1999                                      18

         Schedule of Assets Held for Investment
          Purposes - September 30, 1998                                      19

         Schedule of Assets Held for Investment
          Purposes Which Were Both Acquired and
          Disposed Within the Plan Year - Year
          Ended September 30, 1998                                           20

(David J. Miller & Associates, LLP Letterhead)




                          INDEPENDENT AUDITOR'S REPORT

To the Trustees of the
Comdisco Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Comdisco Retirement Plan as of September 30, 1999 and 1998 and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statement are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999 and 1998, and the changes in net assets available for benefits, with fund information for the years then ended in conformity with generally accepted accounting principles.

/s/  David J. Miller & Associates, LLP

Deerfield, Illinois
January 21, 2000

    COMDISCO RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          September 30, 1999 and 1998

                                                                1999                            1998
                                                             ----------    -----------------------------------------
                                                                                                 Non
                                                             Participant   Participant    Participant
                                                               Directed       Directed       Directed          Total
                                                            ------------   -----------   ------------   ------------

Assets

    Investments
         Employer securities
            Comdisco common stock .......................   $ 21,839,252   $ 12,235,026   $       --     $ 12,235,026
            Comdisco common stock (transferred from ESOP)     58,985,319           --             --             --
         Registered investment companies
            Putnam International Growth .................     11,147,679      7,291,804           --        7,291,804
            The George Putnam Fund of Boston ............      4,983,752      4,531,999           --        4,531,999
            The Putnam Fund for Growth and Income .......     12,750,509     11,302,703           --       11,302,703
            Putnam Income ...............................      4,820,633      5,665,292           --        5,665,292
            Putnam Vista ................................     21,093,256     16,392,081           --       16,392,081
            T. Rowe Price Small Cap Value ...............      4,029,230      3,658,496           --        3,658,496
            T. Rowe Price Equity Income .................     10,672,522     10,792,465           --       10,792,465
            T. Rowe Price Equity Index ..................     17,911,209      9,297,475           --        9,297,475
            Loans to participants .......................      2,423,426      1,373,249           --        1,373,249
         Common/collective trusts
            Putnam Stable Value .........................     15,399,517     13,165,635           --       13,165,635
                                                            ------------   ------------   ------------   ------------
         Total investments ..............................    186,056,304     95,706,225           --       95,706,225

    Receivables

         Employer's contributions .......................      7,021,605      5,865,647           --        5,865,647
         Due from brokers ...............................           --           37,053           --           37,053
         Due from plan sponsor ..........................           --             --           25,723         25,723
         Miscellaneous ..................................           --             --              114            114
                                                            ------------   ------------   ------------   ------------
         Total receivables ..............................      7,021,605      5,902,700         25,837      5,928,537
                                                            ------------   ------------   ------------   ------------

         Total assets ...................................    193,077,909    101,608,925         25,837    101,634,762

    Liabilities

         Accounts payable ...............................           --             --           25,433         25,433
         Due to related plan ............................           --             --               90             90
                                                            ------------   ------------   ------------   ------------
          Total liabilities .............................           --             --           25,523         25,523
                                                            ------------   ------------   ------------   ------------
Net assets available for benefits .......................   $193,077,909   $101,608,925   $        314   $101,609,239
                                                            ============   ============   ============   ============

     The accompanying notes are an integral part of the financial statements.

                                                       COMDISCO RETIREMENT PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                     Year Ended September 30, 1999
                                                                                                                 Putnam
                                          The Putnam                               Putnam                Putnam  Growth
                             The George     Fund for                               Inter-       Putnam     Bond  Oppor-
                                 Putnam   Growth and     Putnam       Putnam      national      Stable     Index tunities  Loans to
                         Fund of Boston       Income      Income       Vista        Growth       Value      Fund   Fund Participants
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- ------- ----------

Additions to net assets attributed to:

Investment income
 Net appreciation in fair
   value of investments ..... $     --    $   652,644  $    --    $ 4,088,143  $ 3,099,435  $      --   $   --   $   --   $     --
 Dividends ..................   474,901    1,217,654     339,999    1,515,632      272,737      823,231     --       --         --
 Interest ...................     1,403       17,080       9,837       25,962       15,965       38,174     --       --         --
 Loan repayments ............     6,282       43,201      18,918      107,132       34,513      134,673     --       --    1,870,388
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- ------- ----------
                                482,586    1,930,579     368,754    5,736,869    3,422,650      996,078     --       --    1,870,388

 Less: Investment expenses ..       125          728         342        1,189          552          552     --       --         --
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- ------- ----------
                                482,461    1,929,851     368,412    5,735,680    3,422,098      995,526     --       --    1,870,388

Contributions
 Employer ...................   174,238      597,026        --        660,244      684,921    1,735,724  234,075  91,228       --
 Participants ...............   353,996    1,142,162     408,727    1,117,738    1,005,684    1,133,545     --       --         --
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- ------- ----------
                                528,234    1,739,188     408,727    1,777,982    1,690,605    2,869,269  234,075  91,228       --
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- ------- ----------
 Total additions ............ 1,010,695    3,669,039     777,139    7,513,662    5,112,703    3,864,795  234,075  91,228   1,870,388

Deductions from net assets attributed to:

 Net depreciation in fair value
   of investments ...........    82,310         --       436,336         --           --           --       --       --         --
 Loan issues ................    36,687      186,881      75,656      315,443       99,642      156,167     --       --      709,195
 Benefits paid to participants  171,970      702,748     378,288    1,389,891      617,664    1,338,589     --       --      111,016
 Miscellaneous ..............      --           --          --           --           --           --       --       --         --
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- -------- ----------
 Total deductions ...........   290,967      889,629     890,280    1,705,334      717,306    1,494,756     --       --      820,211
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- -------- ----------
Net increase (decrease) in
net assets prior
to transfers ................   719,728    2,779,410    (113,141)   5,808,328    4,395,397    2,370,039  234,075   91,228  1,050,177

Transfers

Interfund transfers .........  (251,860)  (1,266,594)   (984,270)    (941,769)    (434,237)      78,438     --       --         --
Transfer from
Comdisco, Inc. ESOP..........      --           --          --           --           --           --       --       --         --
                             ----------  -----------  -----------  -----------  -----------  ----------- -------- -------- ---------
Net increase (decrease) in net
assets available for benefits   467,868    1,512,816  (1,097,411)   4,866,559    3,961,160    2,448,477  234,075   91,228  1,050,177

Net assets available for benefits

       Beginning of year .... 4,690,122   11,834,718   5,918,045   16,886,940    7,871,440   14,686,764     --       --    1,373,249
                             ----------  -----------  ----------  -----------  -----------  ----------- -------- -------- ----------

       End of year ......... $5,157,990  $13,347,534  $4,820,634  $21,753,499  $11,832,600  $17,135,241 $234,075 $ 91,228 $2,423,426
                             ==========  ===========  ==========  ===========  ===========  =========== ======== ======== ==========
The accompanying notes are an integral part of the financial statements.

                                                                             -3-


                                                       COMDISCO RETIREMENT PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                     Year Ended September 30, 1999

                                             T. Rowe      T. Rowe       T.Rowe                  Comdisco
                                               Price        Price        Price     Comdisco       Common          Non
                                              Equity       Equity    Small Cap       Common        Stock  Participant
                                              Income        Index        Value        Stock        (ESOP)    Directed          Total
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $   579,873  $ 2,383,408 $      --    $  5,757,423 $       --   $       --    $ 16,560,926
   Dividends ............................     966,982      242,014     316,783        98,661         --           --       6,268,594
   Interest .............................      20,419       24,418       8,225        15,226         --           --         176,709
   Loan repayments ......................      56,326       75,558      17,288        38,596         --           --       2,402,875
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
                                            1,623,600    2,725,398     342,296     5,909,906         --           --      25,409,104

   Less: Investment expenses ............         608          711         204           903         --           --           5,914
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
                                            1,622,992    2,724,687     342,092     5,909,003         --           --      25,403,190

Contributions
   Employer .............................     814,959    1,245,340     295,096       495,754         --           --       7,028,605
   Participants .........................   1,486,752    2,199,078     647,631       809,346         --           --      10,304,659
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
                                            2,301,711    3,444,418     942,727     1,305,100         --           --      17,333,264
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
   Total additions ......................   3,924,703    6,169,105   1,284,819     7,214,103         --           --      42,736,454

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................        --           --       134,880          --           --           --         653,526
   Loan issues ..........................     157,246      196,256      71,189       398,513         --           --       2,402,875
   Benefits paid to participants ........     692,834      672,586     161,046       959,825         --           --       7,196,457
   Miscellaneous ........................         (69)        --          --            --           --            314           245
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
   Total deductions .....................     850,011      868,842     367,115     1,358,338         --            314    10,253,103
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
Net increase (decrease) in net assets
  prior to transfers ....................   3,074,692    5,300,263     917,704     5,855,765         --           (314)   32,483,351

Transfers
  Interfund transfers ...................  (3,343,183)   3,598,822    (551,853)    4,096,506         --           --            --
  Transfer from Comdisco, Inc. ESOP .....        --           --          --            --     58,985,319         --      58,985,319
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
Net increase (decrease) in net
 assets available for benefits ..........    (268,491)   8,899,085     365,851     9,952,271   58,985,319         (314)   91,468,670

Net assets available for benefits

         Beginning of year ..............  11,755,972   10,250,466   3,958,474    12,382,735         --            314   101,609,239
                                          -----------  ----------- -----------  ------------ ------------ ------------  ------------
         End of year .................... $11,487,481  $19,149,551 $ 4,324,325  $ 22,335,006 $ 58,985,319 $       --    $193,077,909
                                          ===========  =========== ===========  ============ ============ ============  ============

The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                               KEMPER MUTUAL FUNDS

                                                                                             Small
                                                             Income                       Capital-
                           Blue                 High       Capital-     Inter-   Money    ization                Total     U.S.
                           Chip       Growth   Yield        ization   national   Market    Equity     Technology Return Government
                           ----       ------   -----       --------   --------   ------    -----      ---------- ------  ----------

Additions to net assets attributed to:
Investment income
  Net appreciation in
  fair value of
  investments ........ $     --   $   54,843 $   13,011 $       14 $   10,332 $     --   $     --   $     --   $     --   $      376
  Dividends ..........      2,641    710,328    101,852        118     70,180     11,460    426,272     72,678    608,271      4,055
  Interest ...........       --         --         --         --         --         --         --         --         --         --
   Loan repayments ...       --         --         --         --         --         --         --         --         --         --
   Miscellaneous .....       --         --         --         --         --         --         --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                            2,641    765,171    114,863        132     80,512     11,460    426,272     72,678    608,271      4,431
   Less: Investment
   expenses ..........       --         --         --         --         --         --         --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                            2,641    765,171    114,863        132     80,512     11,460    426,272     72,678    608,271      4,431
Contributions
   Employer ..........       --         --         --         --         --         --         --         --         --         --
   Participants ......       --      337,175    126,936       --       94,615     40,633    210,817     13,977    119,488      5,639
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

                             --      337,175    126,936       --       94,615     40,633    210,817     13,977    119,488      5,639
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
   Total
   additions .........      2,641  1,102,346    241,799        132    175,127     52,093    637,089     86,655    727,759     10,070

Deductions from
net assets
attributed to:

   Net depreciation
   in fair value of
   investments .......        171       --         --         --         --         --      338,139     82,970    218,652       --
   Loan issues .......       --         --         --         --         --         --         --         --         --         --
   Benefits paid to
   participants ......       --    1,826,325    101,189       --      114,553     85,205    409,351    150,510       --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total deductions ...        171  1,826,325    101,189       --      114,553     85,205    747,490    233,480    218,652       --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Net increase(decrease)
in net assets prior
to interfund
transfers ............    2,470    (723,979)     140,610    132       60,574    (33,112)    (110,401)  (146,825)   509,107   10,070
Interfund
 transfers ...........  (19,813)  (5,356,261)  (2,567,336) (3,958) (1,758,366)  (515,123) (4,537,504) (526,410) (6,345,204)(159,537)
                       --------   -----------  ----------- ------- ----------  ---------  ----------  --------  ---------- --------
Net increase
(decrease) in net
 assets available
for benefits .........  (17,343)  (6,080,240)  (2,426,726) (3,826) (1,697,792) (548,235) (4,647,905) (673,235) (5,836,097) (149,467)

Net assets
available for
benefits
   Beginning of
    year .............   17,343    6,080,240    2,426,726    3,826    1,697,792  548,235  4,647,905    673,235   5,836,097  149,467
                       --------  -----------  -----------   -------  ----------- -------  ----------- ---------  ---------- -------
   End of year ....... $   --    $      --    $      --    $   --    $      --   $    --  $      --   $     --   $      --  $    --
                       ========  ===========  ===========  ========  =========== =======  ==========  =========  ========== =======

The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                           T. ROWE PRICE MUTUAL FUNDS

                                                                                                   U.S. Treasury          Small
                                           Capital       Equity        Equity  International   New       Money              Cap
                                               App.      Income         Index      Stock      Income     Market           Value
                                           --------      ------         -----      -----      ------     ------           -----

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $      --    $      --   $   345,877 $      --    $   4,298  $         7  $      --
   Dividends ............................     755,225      950,214     148,232     250,016     26,414       20,202           72
   Interest .............................        --          3,123       2,646        --         --           --            699
   Loan repayments ......................        --          5,799       7,274        --         --           --          1,884
   Miscellaneous ........................        --           --          --          --         --           --           --
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
                                              755,225      959,136     504,029     250,016     30,712       20,209        2,655

   Less: Investment expenses ............        --            170         138        --         --           --             39
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
                                              755,225      958,966     503,891     250,016     30,712       20,209        2,616

Contributions
   Employer .............................        --        956,014     940,923        --         --           --        299,978
   Participants .........................     457,922    1,688,559   1,613,012     362,556    116,328      115,533      327,066
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
                                              457,922    2,644,573   2,553,935     362,556    116,328      115,533      627,044
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

   Total additions ......................   1,213,147    3,603,539   3,057,826     612,572    147,040      135,742      629,660

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................     233,186      790,382        --        13,145       --           --      1,158,675
   Loan issues ..........................        --        102,984      97,683        --         --           --         40,466
   Benefits paid to participants ........     322,679      612,985     671,310     600,697     60,509        4,202        9,223
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

   Total deductions .....................     555,865    1,506,351     768,993     613,842     60,509        4,202    1,208,364
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
Net increase (decrease) in net assets
  prior to interfund transfers ..........     657,282    2,097,188   2,288,833      (1,270)    86,531      131,540     (578,704)

Interfund transfers .....................  (6,214,308)   1,540,545   2,493,392  (5,504,821)  (678,250)  (1,063,438)   4,537,178
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
Net increase (decrease) in net
 assets available for benefits ..........  (5,557,026)   3,637,733   4,782,225  (5,506,091)  (591,719)    (931,898)   3,958,474

Net assets available for benefits

         Beginning of year ..............   5,557,026    8,118,239   5,468,241   5,506,091    591,719      931,898         --
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

         End of year .................... $      --    $11,755,972 $10,250,466 $      --    $    --    $      --    $ 3,958,474
                                          ===========  =========== =========== ===========  =========  ===========  ===========


The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                               PUTNAM MUTUAL FUNDS

                                                The
                                             George        Growth
                                             Putnam           and                          International      Stable         Loan
                                               Fund        Income        Income      Vista        Growth       Value         Fund
                                          ---------        ------        ------      -----        ------       -----     --------

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $      --    $       --    $     --   $       --    $      --    $      --   $     --
   Dividends ............................      73,231       135,653     183,574       17,092           97      388,210       --
   Interest .............................         136         1,894         567        2,345        1,697        8,882       --
   Loan repayments ......................       3,942         4,862       1,337        4,959        3,216       58,838  1,203,856
   Miscellaneous ........................        --            --          --           --           --           --         --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
                                               77,309       142,409     185,478       24,396        5,010      455,930  1,203,856
   Less: Investment expenses ............          23           202         140          428          124          144       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
                                               77,286       142,207     185,338       23,968        4,886      455,786  1,203,856

Contributions
   Employer .............................     158,123       532,016     252,753      494,858      579,635    1,521,130       --
   Participants .........................     124,857       496,554     213,120      447,251      454,862      549,596       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
                                              282,980     1,028,570     465,873      942,109    1,034,497    2,070,726       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
   Total additions ......................     360,266     1,170,777     651,211      966,077    1,039,383    2,526,512  1,203,856

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................     387,662     1,555,761      88,662    2,980,434    1,513,672         --         --
   Loan issues ..........................      15,563       109,100      99,777      321,367      100,467      131,179    120,839
   Benefits paid to participants ........        --         190,276      96,769      198,958      104,856      640,845       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
   Total deductions .....................     403,225     1,855,137     285,208    3,500,759    1,718,995      772,024    120,839
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

Net increase (decrease) in net assets
  prior to interfund transfers ..........     (42,959)     (684,360)    366,003   (2,534,682)    (679,612)   1,754,488  1,083,017

Interfund transfers .....................   4,733,081    12,519,078   5,552,042   19,421,622    8,551,052   12,932,276    290,232
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
Net increase (decrease) in net
 assets available for benefits ..........   4,690,122    11,834,718   5,918,045   16,886,940    7,871,440   14,686,764  1,373,249

Net assets available for benefits

         Beginning of year ..............        --            --          --           --           --           --         --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------
         End of year .................... $ 4,690,122  $ 11,834,718  $5,918,045 $ 16,886,940  $ 7,871,440  $14,686,764 $1,373,249
                                          ===========  ============  ========== ============  ===========  =========== ==========


The accompanying notes are an integral part of the financial statements.
ents.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                                                                                  Hartford
                                            Total         Total        Total          Life     Comdisco          Non
                                           Kemper T. Rowe Price       Putnam     Insurance       Common  Participant
                                            Funds         Funds        Funds      Contract        Stock     Directed          Total
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments                   $    78,576  $    350,182  $      --    $       --    $      --    $ 6,671,040   $  7,099,798
   Dividends                            2,007,855     2,150,375      797,857          --         22,330      104,932      5,083,349
   Interest                                  --           6,468       15,521       482,365          636       33,515        538,505
   Loan repayments                           --          14,957    1,281,010          --          1,248         --        1,297,215
   Miscellaneous                             --            --           --            --           --            685            685
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
                                        2,086,431     2,521,982    2,094,388       482,365       24,214    6,810,172     14,019,552

   Less: Investment expenses                 --             347        1,061          --            130       93,741         95,279
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
                                        2,086,431     2,521,635    2,093,327       482,365       24,084    6,716,431     13,924,273
Contributions
   Employer                                  --       2,196,915    3,538,515          --        130,217         --        5,865,647
   Participants                           949,280     4,680,976    2,286,240       455,724      116,992         --        8,489,212
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
                                          949,280     6,877,891    5,824,755       455,724      247,209         --       14,354,859
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

   Total additions                      3,035,711     9,399,526    7,918,082       938,089      271,293    6,716,431     28,279,132

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments                       639,932     2,195,388    6,526,191          --      7,155,910         --       16,517,421
   Loan issues                               --         241,133      898,292          --        162,648         --        1,302,073
   Benefits paid to participants        2,687,133     2,281,605    1,231,704     1,808,717      134,327    4,402,578     12,546,064
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
   Total deductions                     3,327,065     4,718,126    8,656,187     1,808,717    7,452,885    4,402,578     30,365,558
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

Net increase (decrease) in net assets
  prior to interfund transfers           (291,354)    4,681,400     (738,105)     (870,628)  (7,181,592)   2,313,853     (2,086,426)

Interfund transfers                   (21,789,512)   (4,889,702)  63,999,383   (14,096,254)  19,564,327  (42,788,242)          --
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
Net increase (decrease) in net
 assets available for benefits        (22,080,866)     (208,302)  63,261,278   (14,966,882)  12,382,735  (40,474,389)    (2,086,426)

Net assets available for benefits

         Beginning of year             22,080,866    26,173,214         --      14,966,882         --     40,474,703    103,695,665
                                      -----------  ------------  -----------  ------------  -----------  -----------   -------------
         End of year                  $      --    $ 25,964,912  $63,261,278  $       --    $12,382,735  $       314   $101,609,239
                                      ===========  ============  ===========  ============  ===========  ===========   ============

The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

A.       Description of Plan

         The following description of the Comdisco Retirement Plan (previously the Comdisco, Inc. Employees' Profit-Sharing Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was amended and restated effective as of April 1, 1998.

              1. General. The Plan is a defined contribution plan that covers all employees of the Company and related companies who have six months of employment and who are also at least age twenty-one. Prior to April 1, 1998, the Plan covered all full-time employees of the Company who had six months of employment and 500 or more hours of service and who were also at least age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              2. Contributions. Each year, the Company contributes to the Plan an amount as determined by the board of directors. Additional 401(k) matching amounts are contributed at the rate of fifty percent of the employees' before-tax contributions, not to exceed $1,000 per employee. Prior to April 1, 1998, matching contributions were made at the option of the Company's board of directors. Participants may contribute up to ten percent of their compensation on a before-tax basis subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans.

              3.  Participant   Accounts.   Each  participant's  account  is
                  credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              4. Vesting. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

              5. Investment Options.  As of April 1, 1998,  participants can direct their investments to any of the following investment options.

                  Putnam Stable Value Fund

                  Investment   Objective:   Seeks   stability  of  principal  by
                  investing mainly in investment contracts issued by insurance companies, banks, and other similar

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

A.       Description of Plan (continued)

                  financial institutions. To provide liquidity, a portion of the
                  fund's  assets  is  invested  in  high-quality   money  market
                  instruments.

                  Putnam Income Fund

                  Investment Objective: Seeks current income consistent with prudent risk by investing mainly in a variety of bonds, with an emphasis on government bonds and corporate bonds from creditworthy companies.

                  T. Rowe Price Equity Income Fund

                  Investment Objective: Seeks to provide high current income by investing primarily in dividend-paying common stocks with favorable prospects for capital appreciation.
                  The George Putnam Fund of Boston

                  Investment Objective: Seeks a balance of capital growth and current income in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

                  The Putnam Fund for Growth and Income

                  Investment Objective: Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

                  Putnam International Growth Fund

                  Investment Objective: Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

                  Putnam Vista Fund

                  Investment Objective: Seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth.

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

A.       Description of Plan (continued)

                  T. Rowe Price Equity Index Fund

                  Investment Objective: Seeks to provide long-term growth with investment results equivalent to the total return of the U.S. stock market as represented by the Standard & Poor's 500 Stock Index.

                  T. Rowe Price Small Cap Value Fund

                  Investment  Objective:   Seeks  long-term  growth  of  capital
                  through investment in undervalued small-capitalization stocks with attractive prospects for capital appreciation.

                  Comdisco Common Stock Account

                  Investment Objective: Seeks capital appreciation by investing in Comdisco, Inc. common stock. This investment option allows participants to share in the profits of the Company through direct ownership.

                  Prior to April 1, 1998, a participant was able to direct their contributions to any of the following investment options.

                  Hartford Life Insurance Companies
                  Kemper Mutual Funds
                                        Blue  Chip - A
                                        Growth  - A
                                        High  Yield  - A
                                        Income  Capitalization - A
                                        International - A
                                        Money Market
                                        Small Capitalization Equity - A
                                        Technology - A
                                        Total Return - A
                                        U.S. Government - A

                           T. Rowe Price Mutual Funds
                                        Capital Appreciation
                                        Equity Income
                                        Equity Index
                                        International Stock
                                        New Income
                                        U.S. Treasury Money Market

                  As of April 1, 1998, participants may change their investment options when they wish. Prior to April 1, 1998, this could only be done semi-annually.

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

A.       Description of Plan (continued)

               6. Participant Loans.  Participants may borrow from their fund accounts a minimum of $1,000 up to one-half of the current value of the vested balance of their accounts, not to exceed $50,000 minus their highest loan balances in the last twelve months. The loans are secured by the balances in the participants' accounts and bear interest at the prime rates in effect on the first day of the quarter in which the loans are approved, plus two percent. Principal and interest are repaid ratably through payroll deductions over a reasonable period of time (not to extend beyond five years or ten years for a principal residence loan).

              7. Payment of Benefits. On termination of service, the benefits to which a participant is entitled are paid in accordance with the Plan agreement.

              8. Forfeited Accounts. At September 30, 1999 and 1998, there were no forfeited nonvested accounts. During the years ended September 30, 1999 and 1998, forfeited nonvested accounts totaling $141,947 and $98,708, respectively, were applied to the remaining participants' accounts as additional employer contributions.

               9. Plan  Amendments.  Effective  April 1,  1998,  the Plan was
                  amended and renamed the Comdisco Retirement Plan. On April 1, 1998, all Plan assets were liquidated and transferred on behalf of the participants to Putnam Investments.

B.       Summary of Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation

         Investments are recorded at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Investments in common trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the banks sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

B.       Summary of Accounting Policies (continued)

         Realized Gains and Losses

         Realized gains and losses are calculated using investment costs for financial statement purposes, in accordance with generally accepted accounting principles. For Form 5500 purposes, however, realized gains and losses are calculated using the values of the investments at the beginning of the Plan's year or at the times of purchase during the Plan's year.

         Benefits

         Benefits are recorded when paid for financial statement purposes, in accordance with generally accepted accounting principles for employee benefit plans. For Form 5500 purposes, however, benefits are accrued in order to comply with the requirements of the Department of Labor.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

C.       Investments

         The following table presents investments that represent five percent or more of the Plan's net assets at September 30:

                                                            1999            1998
                                                     ------------   ------------

        Investments at fair value as
         determined by quoted market price
             Employer securities
               Comdisco common stock .............   $ 21,839,252   $ 12,235,026
               Comdisco common stock
                  (transferred from ESOP) ........      8,985,319           --
             Registered investment companies
               Putnam International Growth .......     11,147,679      7,291,804
               The Putnam Fund for Growth
               and Income ........................     12,750,509     11,302,703
               Putnam Income .....................           --        5,665,292
               Putnam Vista ......................     21,093,256     16,392,081
               T. Rowe Price Equity Income .......     10,672,522     10,792,465
               T. Rowe Price Equity Index ........     17,911,209      9,297,475
             Common/collective trusts
               Putnam Stable Value ...............     15,399,517     13,165,635
                                                     ------------   ------------

                                                     $119,799,263   $ 86,142,481
                                                     ============   ============

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998



C.       Investments (continued)

         During the years ended September 30, 1999 and 1998, the Plan's investments (including investments bought, sold, or held during the year) appreciated or depreciated in value as follows:

                                                              Net Change in Fair Value
                                                          Year Ended                Year Ended
                                                  September 30, 1999         September 30, 1998
                                                  ------------------         ------------------

        Common stock ......................           $      --                 $   936,664
        Employer securities ...............              5,757,423               (2,299,651)
        Registered investment
        companies .........................             10,149,977               (8,054,636)
                                                       -----------              -----------
        Total net change in
        fair value ........................            $15,907,400              $(9,417,623)
                                                       ===========              ===========


D.       Reconciliation of Financial Statements to Forms 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Forms 5500:

                                            September 30, 1999                  September 30, 1998
                                            ------------------                  ------------------

         Net assets available for
         benefits per financial
         statements                              $193,077,909                       $101,609,239

         Amounts allocated to
         withdrawing participants                        -                               (11,758)
                                                 ------------                       ------------
         Net assets available for
         benefits per Forms 5500                 $193,077,909                       $101,597,481
                                                 ============                       ============



                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998

D.       Reconciliation of Financial Statements to Forms 5500 (continued)

         As previously stated in the summary of accounting policies, benefits are recorded when paid for financial statement purposes but are accrued for Form 5500 purposes. The following is a reconciliation of benefits between Forms 5500 and the statements of changes in net assets available for benefits, with fund information.


                                                   Year Ended                           Year Ended
                                            September 30, 1999                  September 30, 1998
                                            ------------------                  ------------------

         Benefits per lines 32e(1) of
         Forms 5500 .....................         $  7,184,699                   $  4,559,062

         Plus beginning amounts
         allocated to withdrawing
         participants ...................               11,758                      7,998,760

         Less ending amounts
         allocated to withdrawing
         participants ...................                   --                        (11,758)
                                                  ------------                   ------------

         Benefits paid per
         statements of changes
         in net assets available
         for benefits, with fund
         information ....................         $  7,196,457                   $ 12,546,064
                                                  ============                   ============

E.       Plan Merger

         On September 30, 1999, the Comdisco, Inc. Employee Stock Ownership Plan
         (ESOP) was merged into the Comdisco Retirement Plan. The ESOP's only asset at that time (3,054,255.987 shares of Comdisco, Inc. common stock with a cost basis of $13,499,811 and a market value of $58,985,319), was transferred to Putnam. A "Transferred ESOP Account", which reflects the amount transferred and the income, losses, appreciation and depreciation attributable thereto, is maintained by Putnam for each person who was a participant of the Comdisco, Inc. ESOP on September 30, 1999. A participant becomes fully vested in his "Transferred ESOP Account" after five years of service to the Company. There is no vesting otherwise.

F.       Administrative Expenses

         Comdisco, Inc. pays for the significant administrative costs of the Plan outside of the investment expenses.

                            COMDISCO RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


G.       Information Certified by Custodians

         The certified annual statements of the custodian provide year-end market values of each class of investment, net appreciation or depreciation in fair values of each class of investment, interest and dividend income of each class of investment, and are the source for such information included in the financial statements and supplemental schedules. The custodians have certified that the information provided to the Plan administrator by the custodians is complete and accurate.

H.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

I.       Tax Status

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated October, 1996, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(David J. Miller & Associates, LLP Letterhead)


                         INDEPENDENT AUDITOR'S REPORT ON
                            SUPPLEMENTARY INFORMATION

To the Trustees of the Comdisco Retirement Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1999 and 1998 and assets held for investment purposes which were both acquired and disposed within the plan year ended September 30, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ David J. Miller & Associates, LLP

January 21, 2000
Deerfield, Illinois

                            SUPPLEMENTARY INFORMATION


                            COMDISCO RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1999


                                 Description of
                                 Investment Including
                                 Maturity Date, Rate of
Identity of Issue, Borrower,     Interest, Collateral, Par,
Lessor, or Similar Party            or Maturity Value                    Cost             Current Value
------------------------         ----------------------                  ----             -------------

                                    Employer Securities

* Comdisco, Inc.                     1,130,835.080 Shares            $  9,949,236          $ 21,839,252
* Comdisco, Inc.
    (transferred from ESOP)          3,054,255.987 Shares              13,499,811            58,985,319
                                                                     -----------           ------------
                                                                     $ 23,449,047          $ 80,824,571
                                                                     ============          ============

                                    Registered Investment
                                    Companies

T. Rowe Price

   Equity Index                      516,024.466 Shares              $ 16,594,388          $ 17,911,209
   Equity Income                     403,040.845 Shares                11,162,861            10,672,522
   Small Cap Value                   215,813.075 Shares                 4,893,900             4,029,230

Putnam Investments
   The George Putnam Fund
    of Boston                        284,948.666 Shares                 5,417,846             4,983,752
   The Putnam Fund for Growth
    and Income                       636,888.562 Shares                13,612,515            12,750,509
   Income                            745,074.611 Shares                 5,244,469             4,820,633
   Vista                           1,497,037.313 Shares                20,025,103            21,093,256
   International Growth              489,147.839 Shares                 9,619,609            11,147,679
                                                                     ------------           -----------

                                                                    $  86,570,691          $ 87,408,790
                                                                    =============          ============

                                  Common/Collective Trusts

Putnam Stable Value               15,399,516.74 Shares              $  15,399,517          $ 15,399,517
                                                                    =============          ============

                                  Loans to Participants

* Participant Loans               9.75% - 10.25%, various
                                  maturities                        $           -          $  2,423,426
                                                                    =============          ============

                                            Total Investments        $125,419,255          $186,056,304
                                                                    =============          ============

* party-in-interest


See independent auditor's report on supplementary information.
                                      -18-



                            COMDISCO RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1998

                                    Description of
                                    Investment Including
                                    Maturity Date, Rate of
Identity of Issue, Borrower,        Interest, Collateral, Par,
Lessor, or Similar Party            or Maturity Value                    Cost           Current Value
------------------------            -----------------                    ----            -----------

                                    Employer Securities

* Comdisco, Inc.                    897,983.59 Shares                 $ 2,354,506        $12,235,026
                                                                       ==========        ===========

                                    Registered Investment
                                    Companies

T. Rowe Price
   Equity Index                     336,134.312 Shares                $10,110,933        $ 9,297,475
   Equity Income                    430,321.579 Shares                 12,034,841         10,792,465
   Small Cap Value                  190,944.486 Shares                  4,758,306          3,658,496

Putnam Investments
   The George Putnam Fund
    of Boston                       254,749.827 Shares                  4,911,808          4,531,999
   The Putnam Fund for Growth
    and Income                      595,819.867 Shares                 12,814,869         11,302,703
   Income                           807,021.615 Shares                  5,749,819          5,665,292
   Vista                            430,373.575 Shares                 19,326,750         16,392,081
   International Growth             450,389.383 Shares                  8,800,652          7,291,804
                                                                      -----------        -----------
                                                                      $78,507,978        $68,932,315
                                                                      ===========        ===========

                                  Common/Collective Trusts

Putnam Stable Value               13,165,634.78 Shares                $13,165,635        $13,165,635
                                                                      ===========        ===========

                                  Loans to Participants

* Participant Loans               8% - 11%, various
                                  maturities                          $         -        $ 1,373,249
                                                                      ===========        ===========

                                            Total Investments         $94,028,119        $95,706,225
                                                                      ===========        ===========


* party-in-interest


See independent auditor's report on supplementary information.

                                       COMDISCO RETIREMENT PLAN
                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      WHICH WERE BOTH ACQUIRED AND DISPOSED WITHIN THE PLAN YEAR
                                           Year Ended September 30, 1998


                                                                   Description of
                                                             Investment Including
                                                           Maturity Date, Rate of
Identity of Issue, Borrower,                           Interest, Collateral, Par,                   Cost of              Proceeds of
Lessor, or Similar Party                                        or Maturity Value              Acquisitions             Dispositions
---------------------------                            --------------------------              ------------             ------------

                                                                     Common Stock

Advanced Fibre
 Communications, Inc. ................................               8,700 Shares                $  270,414               $  338,201
Allied Signal, Inc. ..................................               6,000 Shares                   230,096                  250,382
ASM Lithography Holding ..............................               2,600 Shares                   239,184                  182,870
Berg Electrs Corporation .............................               9,000 Shares                   225,000                  240,294
Cable Design Technologies
 Corporation .........................................              12,750 Shares                   350,304                  337,286
Calenergy, Inc. ......................................               5,100 Shares                   193,163                  199,651
CBS Corporation ......................................               9,300 Shares                   253,751                  311,751
Ciena Corporation ....................................               4,500 Shares                   239,584                  181,398
Colgate Palmolive Co. ................................               2,900 Shares                   254,879                  250,668
Grey Wolfe, Inc. .....................................              28,000 Shares                   245,570                  117,316
Hearst Argyle Television .............................               9,100 Shares                   260,721                  332,139
Home Depot, Inc. .....................................               4,100 Shares                   234,202                  271,645
Meditrust Paired CTF .................................               7,800 Shares                   293,973                  231,786
Microchip Technology, Inc. ...........................               2,200 Shares                    84,975                   60,550
Monsanto Co. .........................................               6,900 Shares                   302,541                  361,824
News Corporation Ltd. ................................              10,500 Shares                   249,072                  296,195
PSW Technologies .....................................              22,800 Shares                   266,713                  153,201
Sipex Corporation ....................................               7,000 Shares                   207,728                  251,992
Tellabs, Inc. ........................................               3,800 Shares                   222,491                  257,441
                                                                                                 ----------               ----------

                                                                                                 $4,624,361               $4,626,590
                                                                                                 ==========               ==========


See independent auditor's report on supplementary information.

                                      -20-